Exhibit 99.1

Investor Relations Itaú Chile

NOTE TO THE MARKET

April 10, 2023, through the press release titled “Amendment to the By-Laws – Change of Name”, Itaú Corpbanca changed its company name to “Banco Itaú Chile” effective as of from March 28, 2023.  In connection with this change, the ticker symbol for American Depositary Shares of Banco Itaú Chile traded on the New York Stock Exchange will change from “ITCB” to “ITCL” effective from May 1, 2023.

April 18, 2023.

ir.itau.cl.

IR@itau.cl

NOTE TO THE MARKET

BANCO ITAÚ CHILE

CHANGE IN TICKER SYMBOL

NEW YORK STOCK EXCHANGE

FOR AMERICAN DEPOSITARY SHARES

As announced on April 10, 2023, through the press release titled “Amendment to the By-Laws – Change of Name”, Itaú Corpbanca changed its company name to “Banco Itaú Chile” effective as of from March 28, 2023.  In connection with this change, the ticker symbol for American Depositary Shares of Banco Itaú Chile traded on the New York Stock Exchange will change from “ITCB” to “ITCL” effective from May 1, 2023.

Santiago, April 18, 2023.

The press release is also available on the company’s investor relations website at ir.itau.cl.

Investor Relations Itaú Chile

+56 (2) 2660-1701 / IR@itau.cl